EMPRESAS ICA, S.A.B. DE C.V.

March 16, 2007

VIA EDGAR TRANSMISSION

Mr. John Cash Accounting Branch Chief Securities and Exchange Commission Mail Stop 7010 Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Dear Mr. Cash:

By letter dated March 1, 2007, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to a letter response of The ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”) dated February 2, 2007 to certain of the Staff’s comments. The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Year ended December 31, 2005

Note 28. Differences Between Accounting Principles Generally Accepted in Mexico and the United States of America, page F-47

(a) Proportionate gross consolidation method, page F-50

1. We have reviewed you response to our prior comment one. We note your belief that an S. de R.L. is an unincorporated entity that is similar to a limited liability company or a limited liability partnership under U.S. law. Please supplementally provide us with a copy of the bylaws of ICAFD and any other relevant documents and, with specific reference to the terms of these documents, provide a more comprehensive analysis as to how you have concluded that ICAFD is an unincorporated entity. Ensure your analysis addresses the guidance of EITF 03-16 – Accounting For Investments in Limited Liability Companies.

Response:

In response to the Staff’s request, attached hereto please find (i) an extract containing the relevant portion of the Shareholders’ Agreement among Empresas ICA Sociedad Controladora, S.A. de C.V. (currently Empresas ICA, S.A.B. de C.V.), Constructoras ICA, S.A. de C.V., Fluor Corporation and Fluor Daniel Mexico dated June 30, 1993; and (ii) a translation of Chapter 4 of the Ley General de Sociedades Mercantiles (“General Law of Commercial Companies”). Additionally, we note that a translation of the bylaws of ICA-Fluor Daniel, S. de R.L. de C.V. (“ICAFD”) was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2004 (File No. 1-11080).

As noted in our prior response, ICAFD is a sociedad de responsabilidad limitada (an “S. de R.L.”). Empresas ICA owns 51% of ICAFD, with the remaining 49% owned by Fluor Corporation (the “Fluor Corporation”). An S. de R.L. shares characteristics of both corporations and partnerships, and thus is similar to an LLC or LLP. The following table analyzes each of the factors discussed in EITF 03-16 with respect to S. de R.L.s in general and with respect to ICAFD in particular.

Issue	LLC	LP	S. de R.L.	ICAFD
Members’ personal liability for the liabilities of the entity	Similar to a corporation, owners are not personally liable for the liabilities of the entity.	Limited partners are not liable for the liabilities of the entity.	Owners are not personally liable for the liabilities of the entity, except when the S. de R.L. is not registered in the Public Register.	Owners are not personally liable for the liabilities of ICAFD. (Please see General Law of Commercial Companies, Chapter 4, and Article 58).
Members are taxed on their respective shares of the entity’s earnings.	Members are entitled to be taxed on their respective shares of the LLC’s earnings, rather than at the entity itself.	Members are taxed on their respective shares of LP’s earnings, rather than at the entity itself.	For U.S. tax purposes, owners may be taxed on their respective shares of the S. de R.L.’s earnings, rather than at the entity itself. Under Mexican tax law, the S. de R.L. is taxed as an entity.	For U.S. tax purposes, owners may elect to be taxed on their respective shares of ICAFD’s earnings, rather than at the entity itself. Under Mexican tax law, the S. de R.L. is taxed as an entity.
One owner liable for liabilities of the entity.	Generally not necessary for one owner to be liable for the liabilities of the LLC.	General partner is liable for the liabilities of the LP. Limited partners have limited liability.	Owners are not liable for the liabilities of the S. de R.L.	Owners are not liable for the liabilities of ICAFD. (Please see General Law of Commercial Companies, Chapter 4, Article 58)

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Participation in management	Owners may participate in the management of the LLC.	General Partner manages the LP.	Owners may participate in the management of the S. de R.L. (Please see General Law of Commercial Companies, Chapter 4, Article 74)

Owners have elected to participate in the management of ICAFD through a Board of Administrators, composed of representatives of each member. (Please see ICAFD Bylaws, Chapter Three, Clauses Eighth and Ninth)

Assignment of equity interests	Equity interests generally may be assigned only with the consent of all LLC members.	Equity interests generally may be assigned only with the consent of all LP members.	Equity interests may be assigned only with the consent of owners of a majority of the equity in the S. de R.L. (Please see General Law of Commercial Companies, Chapter 4, Article 65)	Equity interest of one partner may be assigned only with the consent of the other partner. (Please see ICAFD Bylaws, Chapter 2, Sixth Clause, IV and V;)

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Dissolution upon death, bankruptcy or withdrawal of a member	Dissolution occurs upon death, bankruptcy, or withdrawal of a member in most LLCs.	Dissolution occurs upon death, bankruptcy or withdrawal of a member.	Dissolution occurs upon death, bankruptcy or withdrawal of a member. (Please see General Law of Commercial Companies, Chapter 4, Article 67 as to death of a member)	Dissolution occurs upon bankruptcy or withdrawal of a member. (Please see ICAFD Bylaws, Chapter Seven, Clause Eighth;)
Specific ownership accounts	Ownership interests may be represented by specific ownership accounts.	Generally provides for specific ownership accounts.	Specific ownership accounts required. (Please see General Law of Commercial Companies, Chapter 4, Article 73)	Specific ownership accounts required. (Please see ICAFD Bylaws, Chapter 2, Clause Sixth, Article IV)

In addition to the foregoing factors that are discussed in EITF 03-16, there are other characteristics of S. de R.L.s that we believe makes them more similar to partnerships than corporations. Under Mexican law, a corporation is denominated as a sociedad anonima. A Mexican corporation may have an unlimited number of owners, whereas an S. de R.L. may have no more than 50 owners. Ownership interests in an S. de R.L. are represented by partes sociales (membership interests) in contrast to the issuance of shares (acciones) by a Mexican corporation. Unlike a corporation, whose shares may be traded on a securities exchange, ownership interests in an S. de R.L may not be listed or traded on an exchange.

Based on the foregoing factors, we believe that an S. de R.L. under Mexican law is more similar to an unincorporated entity than it is to a corporation. We note in particular that EITF 03-16 reached a consensus that the accounting for an LLC should be determined based on whether the entity maintained specific ownership accounts. As noted above, ICAFD maintains specific ownership accounts, which we believe entitles it to be treated as an unincorporated entity.

We also note that when Empresas ICA and the Fluor Corporation agreed to form a joint venture in 1993, they chose to do so through the subscription by the Fluor Corporation of equity in an existing subsidiary of Empresas ICA that was organized at the time as a Mexican corporation (a sociedad anonima). However, as part of the Shareholders’ Agreement governing the joint venture, the parties elected to change the form of the joint venture to an S. de R.L. in 1993. This change is reflected in Article 3.4 of the Shareholders’ Agreement, where the parties agreed to convert the joint venture entity (then named ICA Industrial, S.A. de C.V.) to a “limited liability company” (a sociedad de responsabilidad limitada). Reflecting the parties’ belief that the joint venture was a partnership, Article 3.4 provides that upon conversion of the joint venture to an S. de R.L., each reference to “shareholder” or “shareholders” will be deemed a reference to “partner” or “partners” each reference to “stock” or “share”

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shall be deemed a reference to “partnership interest” and each reference to “director” shall be deemed a reference to “manager”.

In light of the foregoing and the other considerations cited in our previous response, we believe it is appropriate to treat ICAFD as an unincorporated entity for purposes of U.S. GAAP.

(b) Liability for severance payments, page F-52

2.

We note your response to our prior comment two. We note that there was a significant passage of time from when you concluded that a liability should have been recorded under US GAAP (November 22, 2005) to when you were ultimately in a position to make that correction (July 17, 2007 [sic]). Given this apparent inability to timely correct material errors after discovery, it appears to us that you should consider this issue in your fiscal 2006 evaluation of Disclosure Controls and Procedures as well as you assessment of internal controls under Section 404 of Sarbanes-Oxley. Please confirm to us you intentions in this matter.

Response:

The Company agrees with the Staff's analysis and confirms that it will consider this issue in its fiscal 2006 evaluation of Disclosure Controls and Procedures as well as in its assessment of internal controls under Section 404 of Sarbanes-Oxley. Appropriate disclosure will be included in the Company’s 20-F for the year ended December 31, 2006.

(3) Statement of cash flows, page F-57

3.

We note your response to our prior comment three. Please revise future filings so that your Statement of Cash Flows begins with consolidated net income (loss) as per your consolidated statement of operations. Any relevant adjustments should be made with adjustments to reconcile net income to cash provided by operating activities.

Response:

The Company confirms that it will revise its future filings so that its Statement of Cash Flows begins with consolidated net income (loss).

*****

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

Sincerely,

/s/ Luis Carlos Romandia

Luis Carlos Romandia

General Counsel

cc:	Patricia Armelin

Jeanne Baker

Securities and Exchange Commission

Alonso Quintana Kawage

Sergio Montano Leon

Dr. Jose Luis Guerrero

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Arturo Vargas
William Biese

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu

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TRANSLATION OF CHAPTER IV
Limited Liability Companies

Article 58. A limited liability company is one that is composed of partners that are only liable for the value of their contributions, and in which membership interests may not be represented by negotiable instruments (either to the order or to the bearer), since they will only be conveyed in the cases and with the requirements established by this law.

Article 59. A limited liability company shall exist under a denomination or company name that shall be formed with the name of one or more partners. The denomination or the company name will be immediately followed by the words “Limited Liability Company” (Sociedad de Responsabilidad Limitada) or its abbreviation “S. de R.L.” The omission of these requirements will subject the partners to the liability established in Article 25.

Article 60. Any non-partner that includes or allows his name to be included in the company name shall be liable for the operations of the limited liability company up to the amount of the highest contribution.

Article 61. No limited liability company shall have more than fifty partners.

Article 62. Equity contributions shall not be less Ps.3,000,000, which may be divided into membership interests that may be of unequal value or category, but which must be of a minimum denomination of Ps.1,000 or multiples thereof.

Article 63. The creation of the limited liability company or the increase of its equity contributions may not be brought about through a public subscription.

Article 64. At the creation of the limited liability company, at least fifty (50) percent of the value of each share must be paid in.

Article 65. The approval by the partners who represent the majority of the equity contributions will be sufficient for the assignment of membership interests, as well as for the admission of new partners, unless the bylaws call for a greater percentage for such approval.

Article 66. When the assignment contained in the previous Article is authorized in favor of a non-partner, the partners shall have the right of first refusal and shall have fifteen (15) days to exercise such right, beginning on the date of the meeting in which the authorization was given. If several partners want to exercise the right of first refusal, each such partner shall share the right in proportion to their contribution.

Article 67. The transfer of membership interests by inheritance will not require the approval of the partners, except when there is a previous agreement which calls for (i) the dissolution of the partnership upon a partner’s death, or (ii) the partners to arrange for the liquidation of the deceased partner’s membership interests in the case that the limited liability company does not continue with the heirs of the deceased partner.

Article 68. Each partner shall have no more than one membership interest. When one partner makes a new contribution or acquires the totality or a fraction of its partner’s membership interest, his membership interest will be increased accordingly in value, unless it concerns membership interests that have diverse rights; in this case, the individuality of the membership interests will be preserved.

Article 69. Membership interests are indivisible. Nevertheless, the right of division and of assignment may be established in the bylaws, provided that Articles 61, 62, 65 and 66 of this Law are honored.

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Article 70. When so established by the bylaws, the partners, in addition to their general contributions, shall make supplementary contributions in proportion to their initial contribution. It is forbidden to contract in the bylaws for accessory contributions that consist of work or personal services by the partners.

Article 71. Unless the bylaws in existence at the time the affected membership interests were acquired by the partners permit it, the amortization of the membership interests shall not be permitted.

Such amortization shall be given effect with the liquid assets that according to the law may be used for the payment of dividends. In the event that the bylaws expressly provide it, they may be expedited in favor of the partners whose membership interests where granted amortization certificates with the rights established in Article 137 for benefit membership interests.

Article 72. The rules for the constitution of the limited liability company will be observed for increases in equity contributions,. The partners shall be given, in proportion to their membership interests, preference in subscribing to any newly issued membership interests, unless this privilege is excluded by the bylaws or by resolution of the general meeting that decided on the new increase in equity contributions.

Article 73. The limited liability company shall keep a special book of the partners, in which it shall write the name and address of each partner, indicating their respective contributions and the transfer of membership interests. This will not have effect against third parties until after the registration.

Any person that can prove a legitimate purpose shall be able to consult this book, which will be under the care of the administrators, who will be individually and collectively liable for the regular existence and accuracy of its facts.

Article 74. The management of the limited liability company shall be in the hands of one or more managers, who may be partners or non-partners, designated for a temporary or indefinite period. Unless there is an agreement to the contrary, the limited liability company shall have the right to dismiss its managers at any time. When no such designation of managers occurs, the dispositions contained in Article 40 shall be observed.

Article 75. Manager resolutions will be adopted by majority vote; however, if the bylaws require a joint decision, then by unanimous vote. However, in a case where the majority of the voters feel the limited liability company is in imminent danger due to delay, then the majority will adopt the respective resolution.

Article 76. The managers with no knowledge of the act or who voted against the act shall not be liable.

Lawsuits regarding the liability of the managers in the interest of the limited liability company, for the reimbursement of capital, may be brought by the general meeting of partners or by the partners individually. However, the partners will not be able to exercise this right when the general meeting of partners, with a favorable vote of three fourths of the equity contributions, absolves the managers of liability.

Legal action regarding the liability of the managers may also be brought by the limited liability company’s creditors, but this right may only be exercised through the trustee, after the declaration of bankruptcy by the limited liability company.

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Article 77. The general meeting of the partners is the supreme body of the limited liability company. Its resolutions shall be made by a majority vote of the partners that represent at least half of the equity contributions, unless the bylaws require a larger percentage. Unless otherwise agreed, if this percentage is not obtained in the first meeting, the partners shall be called a second time and the decision will then be made through a majority vote, regardless of the percentage of the capital represented.

Article 78. The meetings shall have the following powers:

I.	Discuss, approve, modify and/or censure the general balance corresponding to the closed fiscal year, and take appropriate measures in this regard;

II.	Conduct the distribution of profits;

III.	Appoint and remove the managers;

IV.	Appoint, if applicable, the supervisory board;

V.	Determine the division and amortization of membership interests;

VI.	Demand the supplementary contributions and the accessory provisions, if applicable;

VII.	Bring suit against the limited liability company bodies or against the partners’ corresponding membership interests in order to sue for damages;

VIII.	Modify the bylaws;

IX.	Consent to the assignment of membership interests and the admission of new partners;

X.	Determine the increases and reductions of the equity contributions;

XI.	Decide on the dissolution of the limited liability company; and

XII.	Any others granted to it by the law or the bylaws.

Article 79. Each partner shall have the right to participate in the decisions of the meeting having one vote for every Ps.1,000 that it contributed or the multiple of this amount, except as established in the bylaws regarding privileged membership interests.

Article 80. The general meetings shall take place at the limited liability company’s domicile, at least once a year, at the time fixed in the bylaws.

Article 81. The managers shall call general meetings and, if they do not, such meetings may be called by the supervisory board, and in omission or lack thereof, by the partners that represent more than one third of the equity contributions.

Unless otherwise agreed, the calls shall be made by means of certified mail with return receipt and must contain the agenda and must be sent to each partner at least eight days in advance of the meeting.

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Article 82. The bylaws may determine the cases in which a general meeting is not necessary, in which case it will send the partners by certified mail with return receipt, the text of the pending resolutions or decisions and the corresponding vote will be issued in writing.

If the partners representing more than one third of the equity contributions request it, the general meeting must convene, even when the bylaws only require a vote by mail.

Article 83. Unless agreed otherwise, the modification of the bylaws shall be decided by the majority of the partners that represent at least three fourths of the equity contributions, with the exception of modifications to the limited liability company’s purpose or of the rules governing the increase of responsibilities of the partners, in which case a unanimous vote shall be required.

Article 84. If the bylaws so establish, a supervisory board composed of partners or non-partners shall be created.

Article 85. In the bylaws it may be stipulated that the partners have a right to receive interest, no greater than nine percent annually for their contributions, even when there are no profits; but only for the time necessary for the execution of the work that according to the purpose of the limited liability company must precede the commencement of its operations. This period may never exceed three years. These interest payments shall be charged as general expenses.

Article 86. The provisions of Articles 27, 29, 30, 38, 42, 44, 48, and 50, sections I, II, III and IV are applicable to limited liability companies.1

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1 A translation of the articles cited in Article 86 of Chapter IV follows:

Article 27 The partnership name shall be formed from one or more of the partners, and if said name does not name all of the partners, the words “and Company” (y compañia) or their equivalent shall be added.

Article 29 The addition or separation of a partner shall not prevent the use of the company denomination in use up to that date, but if the name of the partner that left the company remains incorporated into the partnership’s denomination, the word “successors” (sucesores) shall be added to the partnership denomination.

Article 30. When the partnership name was used by another partnership whose rights have been transferred to the new partnership, the word “successors” (sucesores) shall be added to the partnership name.

Article 38. Each partner shall have the right to secede from the partnership if contrary to his vote a non-partner is appointed as administrator.

Article 42. The administrator may, under his own authority, grant powers for the accomplishment of certain and determined company business, but in order to delegate this position he needs the approval of a simple majority of the partners, the minority partners retaining the right to secede from the partnership if the position is given to a non-partner.

Article 44. The partnership name may be used by all the administrators, unless the articles of association restricts its use to one or more of said administrators.

Article 48. The equity contributions shall not be distributed until the dissolution and liquidation of the partnership, except if an agreement to the contrary exists that does not harm the interests of third parties.

Article 50	The articles of association may be rescinded in respect to one partner:

I.	For the use of the partnership name or the equity contributions for personal business;

II.	For violating the bylaws,

III.	For violation of the legal dispositions that govern the articles of association,

IV.	For violation of the legal dispositions that govern the articles of association.

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Translated excerpt of Section 3.4 of the Shareholders’ Agreement among Empresas ICA Sociedad Controladora, S.A. de C.V., Constructoras ICA, S.A. de C.V. (collectively, “Grupo ICA,”) Fluor Corporation and Fluor Daniel Mexico S.A. dated June 30, 1993:

3.4

Under the terms of the Share Subscription Agreement, Grupo ICA has agreed to take corporate action to cause the conversion of the Company from its current corporate form (a Sociedad Anónima de Capital Variable) to a Mexican limited liability company with variable capital (a Sociedad de Responsabilidad Limitada de Capital Variable or “S.R.L. de C.V.”) Upon conversion to an S.R.L. de C.V., the terms of this Agreement shall continue to apply, provided, however, that each reference to “shareholder” or “shareholders” will be deemed a reference to “partner” or “partners” each reference to “stock” or “share” shall be deemed a reference to “partnership interest” and each reference to “director” shall be deemed a reference to “manager” as appropriate, and the other terms and conditions of this Agreement shall be interpreted consistent with the scope and intent of the terms of this Agreement and as necessary to carry out the terms of this Agreement.

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